                                                      OMB APPROVAL
                                         OMB NUMBER:                   3235-0145
                                         EXPIRES:               OCTOBER 31, 1997
                                         ESTIMATED AVERAGE BURDEN
                                         HOURS PER RESPONSE................14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                        Lawrence Financial Holdings, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)
--------------------------------------------------------------------------------


                                 (CUSIP NUMBER)

            Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
         780 Third Avenue, 30th Floor, New York, NY 10017 (212) 486-7300
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 January 2, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX / /

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               PAGE 1 OF 16 PAGES.
                      EXHIBIT INDEX LOCATED ON PAGE ___         SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP NO.                                                    PAGE  2 OF 16 PAGES


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sandler O'Neill Asset Management, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /

                                                                  (b) / /


     3     SEC USE ONLY



     4     SOURCE OF FUNDS*

               00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                / /



     6     CITIZEN OR PLACE OF ORGANIZATION

               New York

                             7    SOLE VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY      8    SHARED VOTING POWER
          OWNED BY
           EACH                     45,000
      REPORTING PERSON
           WITH              9    SOLE DISPOSITIVE POWER



                            10    SHARED DISPOSITIVE POWER

                                    45,000


  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               45,000

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.8%

  14       TYPE OF REPORTING PERSON*

               00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                  SCHEDULE 13D


CUSIP NO.                                                    PAGE  3 OF 16 PAGES


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SOAM Holdings, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /

                                                                   (b) / /


     3     SEC USE ONLY



     4     SOURCE OF FUNDS*

               00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                / /



     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

                             7    SOLE VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY      8    SHARED VOTING POWER
          OWNED BY
           EACH                     38,200
      REPORTING PERSON
           WITH              9    SOLE DISPOSITIVE POWER



                            10    SHARED DISPOSITIVE POWER

                                    38,200


  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               38,200

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.9%

  14       TYPE OF REPORTING PERSON*

               00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                  SCHEDULE 13D


CUSIP NO.                                                    PAGE  4 OF 16 PAGES


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Partners, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /

                                                                  (b) / /


     3     SEC USE ONLY



     4     SOURCE OF FUNDS*

               WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                / /



     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

                             7    SOLE VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY      8    SHARED VOTING POWER
          OWNED BY
           EACH                     6,800
      REPORTING PERSON
           WITH              9    SOLE DISPOSITIVE POWER



                            10    SHARED DISPOSITIVE POWER

                                    6,800



  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,800

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.9%

  14       TYPE OF REPORTING PERSON*

               PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                  SCHEDULE 13D


CUSIP NO.                                                    PAGE  5 OF 16 PAGES


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Partners II, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /

                                                                  (b) / /


     3     SEC USE ONLY



     4     SOURCE OF FUNDS*

               WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                / /



     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

                             7    SOLE VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY      8    SHARED VOTING POWER
          OWNED BY
            EACH                    6,800
      REPORTING PERSON
           WITH              9    SOLE DISPOSITIVE POWER



                            10    SHARED DISPOSITIVE POWER

                                    6,800



  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,800

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.9%

  14       TYPE OF REPORTING PERSON*

               PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                  SCHEDULE 13D


CUSIP NO.                                                    PAGE  6 OF 16 PAGES


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Hedge Fund, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /

                                                                  (b) / /


     3     SEC USE ONLY



     4     SOURCE OF FUNDS*

               WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                / /



     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

                             7    SOLE VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY      8    SHARED VOTING POWER
         OWNED BY
           EACH                     6,800
      REPORTING PERSON
           WITH              9    SOLE DISPOSITIVE POWER



                            10    SHARED DISPOSITIVE POWER

                                    6,800



  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6.800

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.9%

  14       TYPE OF REPORTING PERSON*

               PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                  SCHEDULE 13D


CUSIP NO.                                                    PAGE  7 OF 16 PAGES


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Hedge Fund II, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /

                                                                  (b) / /


     3     SEC USE ONLY



     4     SOURCE OF FUNDS*

               WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                / /



     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

                             7    SOLE VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY      8    SHARED VOTING POWER
          OWNED BY
           EACH                     17,800
      REPORTING PERSON
           WITH              9    SOLE DISPOSITIVE POWER



                            10    SHARED DISPOSITIVE POWER

                                    17,800


  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,800

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.2%

  14       TYPE OF REPORTING PERSON*

               PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                  SCHEDULE 13D


CUSIP NO.                                                    PAGE  8 OF 16 PAGES


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Offshore, Ltd

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /

                                                                (b) / /


     3     SEC USE ONLY



     4     SOURCE OF FUNDS*

               WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                / /



     6     CITIZEN OR PLACE OF ORGANIZATION

               Cayman Islands

                             7    SOLE VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY      8    SHARED VOTING POWER
          OWNED BY
           EACH                     6,800
      REPORTING PERSON
           WITH              9    SOLE DISPOSITIVE POWER



                            10    SHARED DISPOSITIVE POWER

                                    6,800


  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,800

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.9%

  14       TYPE OF REPORTING PERSON*

               CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                  SCHEDULE 13D


CUSIP NO.                                                    PAGE  9 OF 16 PAGES


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Terry Maltese

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /

                                                               (b) / /


     3     SEC USE ONLY



     4     SOURCE OF FUNDS*

               00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                / /



     6     CITIZEN OR PLACE OF ORGANIZATION

               USA

                             7    SOLE VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY      8    SHARED VOTING POWER
          OWNED BY
           EACH                     45,000
      REPORTING PERSON
           WITH              9    SOLE DISPOSITIVE POWER



                            10    SHARED DISPOSITIVE POWER

                                    45,000


  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               45,000

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.8%

  14       TYPE OF REPORTING PERSON*

               IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Lawrence Financial Holdings. (the "Issuer"), a Maryland corporation having its principal office at 311 South Fifth Street, Ironton, Ohio 45638.

ITEM 2.           IDENTITY AND BACKGROUND.

(a) This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Partners II, L.P., a Delaware limited partnership ("MPII"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, MPII and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MPII, with respect to shares of Common Stock beneficially owned by it, (vi) MHFII, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, and (viii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII and MO. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, MPII and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company ("2WTC").

(b) The address of the principal offices of each of MP, MHF, MPII, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 30th Floor, New York, New York 10017. The address of the principal offices of MO is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal offices of 2WTC is c/o Sandler O'Neill & Partners, L.P., 2 World Trade Center -- 104th Floor, New York, New York 10048.

(c) The principal business of MP, MHF, MPII and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Maltese is a U.S. citizen.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS.

         The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MPII, MHFII and MO is $74,754, $74,754, $74,754, $195,636 and $74,754, respectively. Such shares were purchased with the investment capital of the respective entities.


ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) Based upon an aggregate of 775,827 shares of Common Stock outstanding, as derived from the Issuer's public information, as of the close of business on January 2, 2001:

     (i) MP beneficially owned 6,800 shares of Common Stock, constituting approximately 0.9% of the shares outstanding.

     (ii) MHF beneficially owned 6,800 shares of Common Stock, constituting approximately 0.9% of the shares outstanding.

     (iii)MPII beneficially owned 6,800 shares of Common Stock, constituting approximately 0.9% of the shares outstanding.

     (iv) MHFII beneficially owned 17,800 shares of Common Stock, constituting approximately 2.2% of the shares outstanding.

     (v) MO beneficially owned 6,800 shares of Common Stock, constituting approximately 0.9% of the shares outstanding.

     (vi) SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MPII, MHFII and MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 6,800 shares owned by MP, the 6,800 shares owned by MHF, the 6,800 shares owned by MPII, the 17,800 shares owned by MHFII and the 6,800 shares owned by MO, or an aggregate of 45,000 shares of Common Stock, constituting approximately 5.8% of the shares outstanding.

     (vi) Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MPII and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 6,800 shares owned by MP, the 6,800 shares owned by MHF, the 6,800 shares owned by MPII, and the 17,800 shares owned by MHFII, or an aggregate of 38,200 shares of Common Stock, constituting approximately 4.9% of the shares outstanding.

     (vii)By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 6,800 shares owned by MP, the 6,800 shares owned by MHF, the 6,800 shares owned by MPII, the 17,800 shares owned by MHFII and the 6,800 shares owned by MO, or an aggregate of 45,000 shares of Common Stock, constituting approximately 5.8% of the shares outstanding.

     (viii)In the aggregate, the Reporting Persons beneficially own an aggregate of 45,000 shares of Common Stock, constituting approximately 5.8% of the shares outstanding.

     (ix) 2WTC directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese has the sole power to dispose of and to vote the shares of Common Stock beneficially owned by him. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to and including January 2, 2001, MP has effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number            Price
           Date          Action             of Shares         per Share
           ----          ------             ---------         ---------
         12/29/00        Bought               1,500           $10.781
         01/02/01        Bought               3,000            11.000
         01/02/01        Bought               2,300            11.123


         During the sixty days prior to and including January 2, 2001, MHF has effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number            Price
           Date          Action             of Shares         per Share
           ----          ------             ---------         ---------
         12/29/00        Bought               1,500           $10.781
         01/02/01        Bought               3,000            11.000
         01/02/01        Bought               2,300            11.123


         During the sixty days prior to and including January 2, 2001, MPII has effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number            Price
           Date          Action             of Shares         per Share
           ----          ------             ---------         ---------
         12/29/00        Bought               1,500           $10.781
         01/02/01        Bought               3,000            11.000
         01/02/01        Bought               2,300            11.123

         During the sixty days prior to and including January 2, 2001, MHFII has effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number            Price
           Date          Action             of Shares         per Share
           ----          ------             ---------         ---------
         12/29/00        Bought               4,000           $10.781
         01/02/01        Bought               8,000            11.000
         01/02/01        Bought               5,800            11.123


         During the sixty days prior to and including January 2, 2001, MO has effected the following transaction in the Common Stock in open market transactions with brokers:

                                             Number            Price
           Date          Action             of Shares         per Share
           ----          ------             ---------         ---------
         12/29/00        Bought               1,500           $10.781
         01/02/01        Bought               3,000            11.000
         01/02/01        Bought               2,300            11.123


(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2001

MALTA PARTNERS, L.P.                                 MALTA HEDGE FUND, L.P.
By:      SOAM Holdings, LLC,                         By:      SOAM Holdings, LLC,
         the sole general partner                             the sole general partner


By: /s/ Terry Maltese                                         By: /s/ Terry Maltese
   ------------------------------------                          -------------------------------
         Terry Maltese                                                 Terry Maltese
         President                                                     President

MALTA PARTNERS II, L.P.                              MALTA HEDGE FUND II, L.P.

By:      SOAM Holdings, LLC,                         By:      SOAM Holdings, LLC,
         the sole general partner                             the sole general partner


By: /s Terry Maltese                                          By: /s/ Terry Maltese
   -----------------------------------                           -------------------------------
         Terry Maltese                                                 Terry Maltese
         President                                                     President

MALTA OFFSHORE, LTD                                  Sandler O'Neill Asset Management LLC

By:      Sandler O"Neill Asset Management LLC

By: /s/ Terry Maltese                                         By: /s/ Terry Maltese
   ----------------------------------                            -------------------------------
         Terry Maltese                                                 Terry Maltese
         President                                                      President

SOAM Holdings, LLC                                            Terry Maltese


By: /s/ Terry Maltese                                         /s/ Terry Maltese
   ----------------------------------                         ----------------------------------
         Terry Maltese                                                 Terry Maltese
         President